Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

Company Name: AvePoint, Inc. (AVPT)

Event: Cowen 49th Annual Technology, Media & Telecom Conference

Date: June 02, 2021

Participants:

Jeff Epstein, Co-Chief Executive Officer, Chief Financial Officer and

Secretary, Apex Technology Acquisition Corp.

Tianyi (TJ) Jiang, Chief Executive Officer, AvePoint, Inc.

Derrick Wood, Analyst, Cowen & Co.

Derrick Wood

Great. Good afternoon everybody. I’m Derrick Wood, software analyst at Cowen. And today we have AvePoint, including TJ, who’s CEO of AvePoint; and Jeff Epstein, who is Co-CEO of Apex Technology Acquisition Corp. And I’m just going to hand it over to you guys to maybe give a little bit of background about yourselves and really the AvePoint story. I think it’s new. So this will be an educational series here for a lot of the investors on the line. So I’m going to hand it over to you guys.

Jeff Epstein

Thank you, Derrick. As Derrick said, I’m Jeff Epstein. I’m the former CFO of Oracle, where I led a team of over 6,000 people. And over the last 20 years, I’ve served on over a dozen technology boards, including Booking Holdings, which I joined when it had a $1 billion market cap, and it grew to $80 billion when I retired. I am a lead independent director of Twilio, which had $4 billion market cap when I joined and it’s now over $50 billion and I just recently joined the board of Okta. Brad Koenig is my partner in the SPAC, Apex Technology, who is the former Head of the Goldman Sachs Global Technology Team. And he and I have talked to over a hundred companies before selecting TJ and AvePoint as our merger partner. And we’re just absolutely thrilled to introduce you to TJ and AvePoint, which is the leading data management software company in the Microsoft Cloud.

We operate in a large market, over $30 billion, 1,300 employees, 29 offices around the world. We have 7 million users, 16,000 customers, including 25% of the Fortune 500 and we’re a top Microsoft partner. This year we’ll have $190 million of revenue for growing ARR to 39%. We’re profitable and free cash flow positive. AvePoint is perfectly positioned as the market leader. And we have today 3% of Microsoft user base and we hope over the next several years to get to 10%, which would mean we grow our users from 7 million to 50 million users.

And now let me introduce TJ Jiang, the CEO of AvePoint, TJ went to Cornell and NYU, where he earned a PhD in data mining. He then worked at Bell Labs and on Wall Street as a software engineer before co-founding AvePoint. I found that the best technology CEOs have technical backgrounds like Jeff Lawson at Twilio, and TJ has the vision to solve customer problems using software plus the technical ability to solve those problems at scale.

And now I’d like to introduce my friend and CEO of AvePoint, an entrepreneur and engineer, and a world-class leader, TJ Jiang.

Tianyi (TJ) Jiang

Thank you for the – yes.

Derrick Wood

Sorry, I just wanted to interject that. Sorry that I didn’t also mention that Sophia Wu, CFO of AvePoint is with us too. So I wanted to make sure I introduced her and onto you TJ.

Tianyi (TJ) Jiang

Thank you. Thank you, Derrick, and thank you Jeff. So what we’re going to do is give you – give everyone a quick highlights and also very importantly the update with what’s happening and also our PR that came out this morning, and then we can move up for a fireside chat style, Derrick, that works for you. So for the company, as Jeff has already introduced, today we’re the largest SaaS data management provider for Microsoft Cloud. We have been a Microsoft partner, software vendor for the last 20 years. It’s very rare to find a 20-year-old software company at its most exciting juncture in its evolution.

We have historically always grown very rapidly at a cash positive level. We also build this current business, which is $60 million primary capital, no debt. So we are very, very disciplined engineering organization and that’s also very global. Today, 45% of our business is North America and then rest of it is evenly split between Western Europe and then also the Tier 1 based enterprise software markets in Asia, such as Japan, Singapore, Australia and Zealand.

From a business perspective, we really help to address the last mile problem that large enterprise face when they go to cloud with essentially voice down to who has access to what, where, and when with every other week we are faced with a ransomware attack also cyber attack externally. At the additional data leak source over 60% from large enterprise, it’s also unintentional internal actors from over sharing, for example.

So our software SaaS solutions are deployed by our customers, 60% of which are public sector, government as well as regulated industry, banking, financial services, healthcare, pharma, manufacturing, those large enterprise that want to make sure that as they go to the cloud, as they work more efficiently and remotely today, there is much better framework and automation in the end to end data life cycle management, access control, and also a SaaS backup of data integration from legacy platforms and even multi-cloud integration because the enterprise today are by definition hybrid. They don’t only use Microsoft Cloud. They could be using other clouds such as Box, Dropbox for file store, AWS for applications and maybe even sales force for CRM. So those are type of challenges we help our customers address really in term of the end-to-end data management.

So what’s really exciting for us obviously is the Microsoft’s continued dominance in the enterprise space. Now Office Cloud has 280 million users and growing and the killer app on top of my Microsoft Office Cloud, which is Teams has gone from 20 million users, daily active users end of 2019 to now 180 users. Because of our pedigree in the enterprise content management platforms that’s Microsoft SharePoint, we became the largest data management provider in that space prior to 2010 and post that we invested very aggressively to go to SaaS. And now, we’re the largest data management provider for Microsoft Cloud with a very special nuance and a comprehensive focus around what garner calls collaboration, security and governance.

So that’s a really strong space for us and we have a fantastic total addressable market. As Jeff mentioned, we today have about just 3% of the overall market, no one has more that’s just – again, cloud is still relatively new for a lot of the large enterprise third parties. And we have been doing Microsoft’s Cloud for the last five to seven years now. And so, we have a first mover advantage, but also the market is vast, our indication is that we want to get to 10% market share in short order here in the next few years. That will allow us to get to a billion dollar annual recurring revenue. So it’s a very, very exciting journey we’re on. So a bit of update, since some of the folks have seen previous investor decks that we have provided, we just like to give you a update of our ninth consecutive record quarter performance.

So we announced this publicly as well. So as Q1 2021, we experienced 33% year-over-year growth from an ARR perspective and also from a SaaS revenue perspective is 78% growth. We have – from a non-GAAP operating margin because we continue to invest as a business and some of the one-time costs related to going public. We have a negative 7% currently, but that’s also very geared towards growing the business. Now we have also significant proof, the net revenue retention to 110%. So we’re well on our way to quickly achieve industry best benchmark of 120% dollar retention.

So what that means is once we get there even if we just focus only on taking care of our existing customers, our annual revenue will grow 20% year-over-year. So what that does is that leads our direct sellers and our channel sellers to focus more energy on that new logo acquisition and retention to grow the business even faster. From a percentage of our revenue, our total revenue grew 19% year-over-year. That’s well within our forecast because Q1 historically it’s a small percentage of our total revenue because we deal with these natural procurement cycles, especially with government and large enterprise. So Q3 and Q4 tend to be our biggest quarter ever.

So, overall, we have slightly increased our guidance for the year, as Jeff mentioned. So we’re looking to do achieve $194 million for the year, which also represents a 30% revenue increase versus 2020. This morning we announced our approval by SEC for effective date today as well as record day of June 1st. So we have now a very exciting and definitive timeline towards closing where we’re looking at shareholder meeting on June 30th and with a listing and switching up the ticker under AVPT on APXTU shortly after that in July.

So with that, Jeff, maybe you can talk a bit about the transaction summary.

Jeff Epstein

Yes, we have an equity value at $10 a share of about $2 billion. We’ll have $250 million in cash and no debt. So the enterprise value will be $1.7 billion, which translates to nine times this year’s revenue and only 6.8 times next year’s revenue so a large discount to our peers. And the question we got earlier from an investor was why do we think that’s happening? And of course, all SPACs have been trading down close to their cash value over the last few months, especially after the Archegos Capital meltdown as the big investment banks have cut back their amount of lending they’re willing to lend these hedge funds. So that’s taken a lot of the wind out of the sales of these SPACs.

And I think people are now just beginning to focus on the fundamentals of companies like AvePoint. And so before – we announced in November, so it’s been six months where there was really not much you could do. Now, we’re just a few weeks away from the closing and people are saying, hey, we could buy Apex stock and get AvePoint stock at an attractive valuation.

Derrick Wood

Great. So, I mean, can you walk us through a little bit about the story in terms of where AvePoint has come from and I look at the model and so you did 30% ARR growth, but a much lower revenue growth. That seems like there’s some model transition elements happening as well. So could you walk us through how the model journey has gone over the last couple of years?

Tianyi (TJ) Jiang

So the revenue growth is actually 30% as well. What you were referring to is just specifically Q1 number of the revenue blend is 19% increase. That’s well forecasted because Q1 historically is a smallest quarter for us in a year, but we’re very much on 30% revenue growth for the year. ARR growth were well over 30% growth for the year and yeah, so that’s an artifact of a successful subscription conversion transition out of from 14 to 18 with that without borrowing money, we just did it on our own, exercised extreme financial discipline. So 2019 and 2020 and now Q1 2021, we went through nice straight quarter of record for us.

Derrick Wood

Perfect. Perfect. Okay. And so they’re converging and you’ve gotten through that that model transition?

Tianyi (TJ) Jiang

That’s right.

Derrick Wood

Can you just kind of unpack, just to kind of, it’s a broad term around collaboration, security and governance. You guys are handling a lot of different things around the Microsoft environment. So maybe if you could unpack a little bit more, some of the core functionalities, core markets you’re in and maybe give us a sense for what that competitive landscape looks like and why you guys have an advantage?

Tianyi (TJ) Jiang

Yeah. So that’s a great question. So the core functionality, so every vendor has their very, very strong heritage and pedigree. Our strength come from our history in the Microsoft enterprise content management platform that’s known as SharePoint and then which then transformed now into effectively the middleware for Microsoft Office. So in the Microsoft world, you can’t really change or collaborate or coauthor on a single document without involving SharePoint.

So in the Google world, you just use it right, it’s – they have built in natively into cloud, whereas in Microsoft world that middle-tier layer is called SharePoint. So because of that we have a massive competitive advantage when it comes to Teams collaboration, OneDrive and Email changes of files that you need to coauthor effectively informing this Microsoft collaboration, modern workplace, digital transformation journey that every company is going through. Because of that, we have done governance around think about its digital asset certification and lifecycle management.

Think about the way Teams and Slack, those type of enterprise social software design, it’s intended to be viral. So what that means you can start chatting with anyone. You can start tag and share both internally and externally, very, very quickly you run into data sprawl issues. Thousands of active channels, you don’t know which one is relevant, which ones should be shut down if it has external shares, which one is too much over-sharing and this for large enterprise, or even regulated enterprise, even like a 20 minute legal form, it becomes a massive headache.

So, as I mentioned earlier, industry estimation from this IAPP, International Association of Privacy Professionals, they did a study well over 60 plus percent of data leak happened through these type of use cases. Because even though, everyday you usually hear about hacking and ransom attack, and that’s actually a small portion of the problem.

So that’s where we talk about and Gartner talk about collaboration, security, and governance. And because we’re so focused on this fundamental layer and that then purveys itself into Teams shares, Teams channels, OneDrive access, email sharing of documents. These are unstructured data, right. Office documents, Excel files, PowerPoint presentations, PDFs, we’re able to then allow enterprise to control who has access to what, when, and also redact and quarantine contents inflates. And we have very large customers, banking customers, government customers that’s use this. And then we layer in additional functionality to make it into full-blown document management, record management capabilities, and integrate into physical record stores.

So that’s something that’s quite unique in the Microsoft space and we do that internationally. With AvePoint competitors, for example, we also do SaaS backup that’s a major part of our story because the best way to recover against the ransomware attack to have a robust backup strategy. So you can do a point in time recovery for documents that’s encrypted and locked up by ransomware attacks. That’s part of our story but our total story forms that end-to-end information management. So that’s quite unique. We don’t have a single competitor in that regard with AvePoint competitors.

So for example, just in the backup space, in the enterprise side, we will run into somebody like Commvault, Kony recently released a SaaS solution and we’d be running our SaaS backup solution for the entirety Office 365 for the last five plus years. And we don’t just start and end with backup obviously, we have always say, record management, document management, privacy compliance, and also this whole governance framework. The way to think about is digital asset certification and retirement. So all of that together work as a cohesive approach for collaboration security and governance and that’s a very, very unique in the industry.

We do have SaaS competitors because what’s happened to us is that since we got into SaaS, we noticed that while we historically always address large enterprise are SaaS – enterprise-grade SaaS solutions now accessible to small businesses. And so small businesses are coming to us in droves, in fact we just – that was never available market to us, but now we’re growing high three-digits year-over-year for now, our third consecutive year.

So we have hired senior executives from Palo Alto Networks and Blackline to further drive that channel business as a 100% digital marketing, zero human involvement type of business and that segment. And we have a very generous definition SMB, any businesses with less than 20 million, 50 million or 500 employees or fewer business and that represents actually in the Microsoft world, 40% of their market. So it’s a fantastic high growth segment. So not only do we enlarge our total addressable market from just SharePoint to entirety Office Cloud, we also enlarged the segmentation coverage from enterprise to also now include SMB.

Derrick Wood

Fantastic. Maybe we could talk about – a little bit about the TAM and the market. Forget if you guys had mentioned the market size, but also who the buyers are. And especially, if security is becoming more of an issue with these data leaks or security ops people becoming an incremental buyer for you guys. So if you can talk about the buyer, the size of the market you’re looking at and maybe just share with us the pricing model and how you go to market with products?

Tianyi (TJ) Jiang

Right. So I’ll talk about the market first and then the buyer. So the market is massive. We’re looking to go from 3% to 10% of the market, so that will represent going from $194 million revenue to $1 billion annual revenue in the next few years. So the market is massive, the way we license it’s per seats, just like Microsoft. So when customers licensed Microsoft Cloud, they would – the number of employees per seat. Pre-COVID, it used to be that enterprises have a staged approach to say, I’d incrementally move portion of my employee population to cloud. And COVID essentially with remote work everywhere acceleration, everyone is licensed for cloud essentially start from day one.

So that’s how we license as well. The overall costs of our licenses essentially within 10% of what enterprise spend for Microsoft Office Cloud. So that’s well within their primary of management and costs. And that’s also what we bring to the table is not only do we handle the nuances of multi-cloud governance and cleaning up data quality issues, and turn off external access risks for customers. We will also help coalesce the management consistency of data across different Microsoft license types because as you know Derrick, Microsoft has F1 license for people who are going to have computers all the way up to E1, E3, E5 license.

E5 license is essentially including advanced threat protection, including rights management, so all the bells and whistles for a CEO, for example. But most enterprises have very mixed license types and to have a holistic and consistent data management strategy across all of that, they would rely on external vendor like AvePoint. And not to mention that is also enterprises by themselves are mostly cloud like I mentioned earlier. So how would you essentially have the same level of control across your office cloud as well as across your Box and Dropbox assets and Google Drive assets? Those are the things that we also help our customer.

So from a pricing perspective, we license per seats. On average, our customers pay about $3 to $4 per seats per month type of situation because again its entirety of the company’s employee size subscription base. And we serve the IT. So IT are the ones who essentially manage, but the vetting folks are risk officers, security officers. So we actually talk a lot to CECL. We also talk a lot to privacy officers, but the budget comes from the management aspect of it. And yeah – so – but for SMB though, the buyer will be MSPs, Managed Service Providers because small businesses don’t have IT. So these third-party service firms who manage, for example, the Zoom call infrastructure for small businesses, email infrastructure for small businesses, they would build a recurring monthly management service. And our software actually out of the box is a – from a single pane of glass it can actually manage hundreds of tenants [indiscernible] (0:22:09).

So we help scale MSP’s business to handle hundreds of small businesses for their office cloud assets. So this is how we’re picking up now 2,000 MSPs. We added just in the last quarter only in Q1, 1,500 new logos all without human involvement, automated through 100 digital marketplaces with Ingram Micro, Tech Data, Synnex, Lyve, SoftBank. So the biggest software distributor in the world. So it’s a fantastic momentum for us and a fantastic expansion of segmentation for us as well.

Derrick Wood

Yeah. And clearly there’s a big secular trend around Office 365 and a lot of office users moving into the cloud. And so when that happens, is that – is it – in terms of governance and data management, like is that a greenfield win for you guys or are companies at other times trying to manage it through different legacy tools?

Tianyi (TJ) Jiang

Yeah. So our biggest “competitor” is default native, right? So all it just manages manually. But obviously with COVID, when everyone started working on home and when everyone started to use Teams, Slack, it very quickly dawn on the customer that this is getting out of control. So previously the way – we have actually closed 40 products on our SaaS platform. The way we layer in the sales opportunity is follow just the cloud transformation journey, but – so you use first migrate, integrate, and then you manage backup, and then you talk about data sun setting with record management, compliance and privacy. So as customers become more sophisticated, they use more and more of our products.

With COVID, all in that order is kind of turned upside down, so the first order of business is, hey, we’re using everything and also we’re finding these risks and access sharing too much, we have no control of who has what and who’s sharing what, and all of a sudden, our number one use case now is governance to make sure the data security governance. So yeah, so today that’s the number one pain for the enterprise customers in COVID.

Derrick Wood

Yeah. Okay. Can you double-click on the relationship you have with Microsoft? And how strategic they are as a partner from both technology and a go-to market standpoint?

Tianyi (TJ) Jiang

Yeah. And so we have been at Microsoft – working in the Microsoft ecosystem, and have been a Microsoft software partner for 20 years. So we know how to “dance with the elephant” in the software industry anyway, a year is eternity. So our mantra has always been, we rather cannibalize ourselves than to wait for the platform providers to do that. We have a truly a multi-dimensional win-win relationship with Microsoft.

First and foremost, we sit across seven different PAC, Partner Advisory Councils. These are industry PACs, as well as product PACs, for example, Office 365, Azure. So we actually see Microsoft’s product roadmap a year to two years ahead of the game. So we know where to invest, what additional areas that come our way because Microsoft as you know with their LinkedIn movements, with their GitHub acquisitions, they’re going after this $100 billion opportunities to fight off against Google and Amazon and the world. That leaves plenty of opportunity, tens of billions of opportunity to partners to refine that to close the last mile problem for customers.

So we see those opportunities ahead of game. We actually – all their TAP programs, software programs. So that means we get the earliest bits for software at least six months ahead of time. So we have that first look advantage. So we know where to invest. We know where to avoid. Secondly, on the sell side, since Satya Nadella has been running the helm, and Microsoft, they have transitioned their sales organizations to be very much cloud consumption-focused, gone were the days of just selling enterprise license. Now sellers and Microsoft are cloud consumption. So because we run all of our solution on Azure, all the major Azure data centers are FedRAMP certified secure data centers are in Virginia. We are one of the top global, what would they call, IT co-sell kind of power consumption partner. So what that means is every time our rep close the deal, say $1 million TCB deal, that Microsoft account rep on that account gets 10%, which is $100,000 towards their cloud consumption quarter requirement.

So these are internal KPIs, internal SPIFFs that Microsoft paid their sellers. In this program globally we’re top five. So that means in the same – we’re in the same club as DocuSign and Adobe, much, much bigger companies. That just means asymmetrically we’re very, very important to Microsoft sellers. On today, about 10% of our revenues actually come from referrals from Microsoft sellers. The best part is from Microsoft is actually their customer success organization that take care of their biggest clients. And because of these things, we actually are five time Global Partner of the Year winner. It’s not an easy thing to do. Yes, there are a number of awards every year, but even then there’s hundreds of thousands of Microsoft partners to win any one of those was not easy to do without this five times globally.

And lastly, Microsoft Corporate VP and Head of Microsoft Teams, OneDrive and SharePoint, gentleman by the name Jeff Teper sits on our AvePoint board. Microsoft is not an investor, but we do have access to a senior executive Microsoft. So we have a truly a win-win relationship with Microsoft.

Derrick Wood

Great. And with less than two minutes left, just I mean, you guys have brought a very capital efficient model for a long time. You’re raising a bunch of money here. So in terms of accelerating investment to the future, what should we be expecting to help kind of accelerate the market share you want to go after?

Tianyi (TJ) Jiang

Yeah. So there’s a ton of opportunity in front of us. We’re very, very excited to become a public company to be able to, again, tap Jeff Epstein, as well as Brad Koenig expertise. So Jeff, when he was at Oracle as CFO, they were buying companies every other week, seems like. And of course, Brad’s first IPO was Microsoft. So we’re able to leverage these gentleman’s capital markets as well as operations knowledge at the board level, which should be much more strategic to help us grow.

And then today, all the Founders are engineers. My background is actually with computer engineering. I quote on Wall Street training systems. So this is our first business. This is our first IPO. So we’re very, very technical levy company. So now we’re able to leverage the capital markets, leverage experts like Jeff and Brad, and be able to, again, leverage a very, very healthy balance sheet to grow much faster both organically as well as inorganically. So we’re very, very excited to go grab market share in a massive TAM in front of us.

Derrick Wood

That’s a great overview. Thanks for telling the story and then sharing your insights. We’re out of time. So thank you everyone.

Tianyi (TJ) Jiang

Thank you, Derrick.

Jeff Epstein

Thank you, Derrick.

Tianyi (TJ) Jiang

It’s a pleasure.

Derrick Wood

Have a good day.

***

Important Information for Investors and Stockholders

This transcript relates to a proposed transaction between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”). In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) (File No. 333-252712), which also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in its Annual Report on Form 10-K for the year ended December 31, 2020, which has been filed with the SEC. Additional information is available in the definitive proxy statement/prospectus.